EXHIBIT 35










                                 [CBI Letterhead]





         December 7, 1995



         To:  CBI Salaried Employees


         Over the last several weeks, you undoubtedly have seen the press coverage of events surrounding Praxair's proposal to acquire CBI Industries, Inc. You should be aware that there are certain legal considerations that limit our ability to communicate on these matters; however, there has been a recent development which directly affects ESOP participants of which you should be aware. The Company has been informed that on December 1, 1995, the ESOP Trustee, LaSalle National Trust N.A., made an independent decision to sell all of the ESOP's allocated and unallocated shares of common stock on the open market at a net price per share of $33.2507. All ESOP partici-pants can expect a letter from the Trustee shortly regarding this action. However, here is some additional information.

              - The common shares disposed of by the ESOP constituted approximately 25% of the common shares beneficially owned by the ESOP. The remaining 75% of the common shares beneficially owned by the ESOP Trust continue to be held by the Trustee in the form of CBI convert-ible preferred stock.

              - The ESOP will continue to operate essentially as it did before this event, except that each participant's account will be credited with $33.2507 in cash for each share of common stock held in each participant's account at the time of the sale.

              - The Trustee advises that the sales proceeds, whether allocated to participants' accounts or held as an unallocated asset of the trust, will be invested in short-term instruments, subject to possible reinvest-ment in CBI common stock. Participants' accounts will be credited with interest earned on the cash held in their accounts.

              - The sale of the common shares by the Trustee does not constitute any form of ESOP distribution or taxable event to participants.




         December 7, 1995
         Page 2




         I would also like to use this opportunity to bring you up to date on other related matters. As you know, on November 3 Praxair initiated an unsolicited tender offer to acquire all outstanding common shares of CBI Industries, Inc. stock at $32.00 per share. On November 16, the CBI Board of Directors announced that it had rejected Praxair's offer after having determined that the offer was inadequate, and at the same time the Board said that it would explore alternatives to maximize shareholder value. Praxair, along with others, has signed a confidentiality agreement and is participating in this process, which continues.

         I certainly recognize that the continuing talk of change is, at best, unsettling. However, we as employees are best served by continuing to focus on the needs of our customers, and your efforts in this regard are truly appreciated. We will try to keep you informed of additional developments.





         /s/ John E. Jones
         John E. Jones
         Chairman, President and
         Chief Executive Officer